December 9, 2024

Hiroshi Nishijima
Chief Operating Officer
Zoomcar Holdings, Inc.
Anjaneya Techno Park, No.147, 1st Floor
Kodihalli, Bangalore, India 560008

       Re: Zoomcar Holdings, Inc.
           Registration Statement on Form S-1
           Filed December 2, 2024
           File No. 333-283550
Dear Hiroshi Nishijima:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services